FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
1st Quarter Results

AstraZeneca
25 April 2024
Q1 2024 results

Very strong revenue and EPS growth in the first quarter coupled with exciting pipeline delivery

Revenue and EPS summary

		Q1 2024	% Change
	$m	Actual	CER[1]
- Product Sales	12,177	15	18
- Alliance Revenue	457	59	59
- Collaboration Revenue	45	66	66
Total Revenue	12,679	17	19
Reported EPS	$1.41	21	30
Core[2] EPS	$2.06	7	13

Financial performance for Q1 2024 (Growth numbers at CER)

‒    Total Revenue up 19% to $12,679m, driven by an 18% increase in Product Sales and continued growth in Alliance Revenue from partnered medicines

‒    Double-digit growth in Total Revenue from Oncology at 26%, CVRM at 23%, R&I at 17%, and Rare Disease at 16%.

‒    Core Product Sales Gross Margin[3] of 82%

‒    Core Operating Margin of 34%

‒    Core Tax Rate of 21%

‒    Core EPS increased 13% to $2.06. The increase in Core EPS was lower than Total Revenue growth principally due to a $241m gain in the prior year period on the disposal of Pulmicort Flexhaler US rights

‒    As announced at the Annual General Meeting on 11 April 2024, the total dividend for FY 2024 will increase by $0.20 per share to $3.10 per share

‒    Total Revenue and Core EPS guidance at CER for FY 2024 reiterated

Pascal Soriot, Chief Executive Officer, AstraZeneca, said:

"AstraZeneca had a very strong start in 2024 with substantial Total Revenue growth of 19% in the first quarter.

Our strong pipeline momentum continued and already this year we announced positive trial results for Imfinzi and Tagrisso that were unprecedented in lung cancer, the data from both of these studies will be presented during the ASCO plenary in June.  We are also looking forward to seeing the results of several other important trials throughout the year.

At our Annual General Meeting we were pleased to announce a 7% increase in the annual dividend, and at our Investor Day on 21 May 2024 we will outline the evolution of our company, underscoring our confidence in sustaining industry-leading growth."

Key milestones achieved since the prior results announcement

‒    Positive read-outs for Tagrisso in unresectable, Stage III EGFRm NSCLC (LAURA), Imfinzi in LS-SCLC (ADRIATIC)

‒    US approvals for Tagrisso with the addition of chemotherapy for EGFRm NSCLC (FLAURA2), Enhertu in HER2-positive solid tumours (DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02) and Ultomiris for NMOSD. US and EU approval for Voydeya as an add-on therapy to Ultomiris or Soliris for PNH with EVH (ALPHA). Japan approval for Truqap plus Faslodex in unresectable or recurrent PIK3CA-, AKT1-, or PTEN-altered HR-positive, HER2-negative breast cancer (CAPItello-291).

‒    Datopotamab deruxtecan BLAs accepted in the US for non-squamous NSCLC (TROPION-Lung01) and HR-positive, HER2-negative breast cancer (TROPION-Breast01).

Guidance

The Company reiterates its Total Revenue and Core EPS guidance for FY 2024 at CER, based on the average foreign exchange rates through 2023.

Total Revenue is expected to increase by a low double-digit to low teens percentage

Core EPS is expected to increase by a low double-digit to low teens percentage

‒    Collaboration Revenue is expected to increase substantially, driven by success-based milestones and certain anticipated transactions

‒    Other operating income is expected to decrease substantially (FY 2023 included a $241m gain on the disposal of Pulmicort Flexhaler US rights, and a $712m one-time gain relating to updates to contractual arrangements for Beyfortus)

‒    The Core Tax rate is expected to be between 18-22%

The Company is unable to provide guidance on a Reported basis because it cannot reliably forecast material elements of the Reported results, including any fair value adjustments arising on acquisition-related liabilities, intangible asset impairment charges and legal settlement provisions. Please refer to the cautionary statements section regarding forward-looking statements at the end of this announcement.

Currency impact

If foreign exchange rates for April 2024 to December 2024 were to remain at the average rates seen in March 2024, compared to the performance at CER it is anticipated that FY 2024 Total Revenue would incur a low single-digit adverse impact and Core EPS would incur a mid single-digit adverse impact (previously low single-digit). The Company's foreign exchange rate sensitivity analysis is provided in Table 16.

Investor Day

AstraZeneca will host an Investor Day on 21 May 2024. For more information, see www.astrazeneca.com/investor-relations.html.

Table 1: Key elements of Total Revenue performance in Q1 2024

% Change

Revenue type	$m	Actual %	CER %
Product Sales	12,177	15	18
Alliance Revenue	457	59	59	∗ $339m Enhertu (Q1 2023: $220m) ∗ $77m Tezspire (Q1 2023: $43m)
Collaboration Revenue	45	66	66	∗ $45m Farxiga (Q1 2023: $24m)
Total Revenue	12,679	17	19
Therapy areas	$m	Actual %	CER %
Oncology	5,108	23	26	∗ Strong performance across all key medicines and regions
CVRM	3,060	20	23
∗     Farxiga up 43% (45% at CER) with continued demand growth and the launch of an authorised generic in the US, Lokelma up 16% (19% at CER), roxadustat up 24% (28% at CER), Brilinta decreased 3% (1% at CER)

R&I	1,886	15	17	∗ Continued strong growth from Fasenra up 6% (6% CER), Breztri up 52% (54% CER). Saphnelo up 94% (95% CER) and Tezspire up >2x (>2x CER). Symbicort was up 12% (14% CER)
V&I	232	(35)	(34)
∗     Beyfortus revenue was $46m (Q1 2023: $nil), which more than offset a $27m decline in Synagis
∗     The drop in V&I revenue was driven by lower sales of COVID-19 mAbs and Vaxzevria. Vaxzevria revenues are now included in the 'Other' V&I line

Rare Disease	2,096	12	16
∗     Ultomiris up 32% (34% at CER), partially offset by decline in Soliris of 11% (8% at CER)
∗     Strensiq up 20% (21% at CER) and Koselugo up 68% (82% at CER) reflecting strong patient demand, and also tender market order timing

Other Medicines	297	(7)	-
Total Revenue	12,679	17	19
Regions	$m	Actual %	CER %
US	5,124	19	19
Emerging Markets	3,732	18	26
- China	1,748	9	13
- Ex-China Emerging Markets	1,984	27	40
Europe	2,634	22	19
Established RoW	1,189	(5)	2	∗ Decline in COVID-19 mAbs revenue
Total Revenue	12,679	17	19

Combined sales of Enhertu, recorded by Daiichi Sankyo Company Limited (Daiichi Sankyo) and AstraZeneca, amounted to $879m in Q1 2024 (Q1 2023: $531m).

Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $216m in Q1 2024 (Q1 2023: $105m).

Table 2: Key elements of financial performance in Q1 2024

Metric	Reported	Reported change	Core	Corechange	Comments[4]
Total Revenue	$12,679m	17% Actual 19% CER	$12,679m	17% Actual 19% CER	∗ See Table 1 and the Total Revenue section of this document for further details
Product Sales Gross Margin	82%	Stable	82%	-1pp Actual -1pp CER	∗ Variations in Product Sales Gross Margin can be expected between periods due to product seasonality, foreign exchange fluctuations and other effects
R&D expense	$2,783m	7% Actual 7% CER	$2,698m	17% Actual 18% CER	+ Increased investment in the pipeline ∗ Core R&D-to-Total Revenue ratio of 21%(Q1 2023: 21%)
SG&A expense	$4,495m	11% Actual 12% CER	$3,413m	12% Actual 13% CER	+ Market development for recent launches and pre-launch activities ∗ Core SG&A-to-Total Revenue ratio of 27%(Q1 2023: 28%)
Other operating income and expense[5]	$67m	-83% Actual -83% CER	$65m	-80% Actual -80% CER	‒ The prior year quarter included a $241m gain on the disposal of Pulmicort Flexhaler US rights
Operating Margin	25%	+1pp Actual +2pp CER	34%	-2pp Actual -1pp CER	∗ See commentary above on Other operating income and expense
Net finance expense	$302m	5% Actual 1% CER	$245m	2% Actual -3% CER	+ Higher rates on floating debt and bond issuances ‒ Higher interest received on cash and short-term investments
Tax rate	22%	+2pp Actual +2pp CER	21%	+2pp Actual +2pp CER	∗ Variations in the tax rate can be expected between periods
EPS	$1.41	21% Actual 30% CER	$2.06	7% Actual 13% CER	∗ Further details of differences between Reported and Core are shown in Table 11

Table 3: Pipeline highlights since prior results announcement

Event	Medicine	Indication / Trial	Event
Regulatory approvals and other regulatory actions	Enhertu	HER2-expressing tumours (DESTINY-PanTumor02)	Regulatory approval (US)
	Tagrisso	EGFRm NSCLC (1st-line) (FLAURA2)	Regulatory approval (US)
	Truqap	HR+/HER2-neg breast cancer (2nd-line) (CAPItello-291)	Regulatory approval (JP)
	Beyfortus	RSV (MELODY-MEDLEY)	Regulatory approval (JP)
	Ultomiris	NMOSD (CHAMPION-NMOSD)	Regulatory approval (US)
	Voydeya	PNH with EVH (ALPHA)	Regulatory approval (US, EU)

Regulatory submissionsor acceptances*	Dato-DXd	Non-squamous NSCLC (2nd- and 3rd-line) (TROPION-Lung01)	Regulatory submission (US)
	Dato-DXd	HR+/HER2- breast cancer (inoperable and/or met.) (TROPION-Breast01)	Regulatory submission (US, EU, JP, CN)
	acoramidis	ATTR-CM (ALXN2060-TAC-302)	Regulatory submission (JP)

Major Phase III data readouts and other developments	Tagrisso	EGFRm NSCLC (unresectable Stg. III) (LAURA)	Primary endpoint met
	Imfinzi	SCLC (limited-stage) (ADRIATIC)	Primary endpoint met

*US, EU and China regulatory submission denotes filing acceptance

Upcoming pipeline catalysts

For recent trial starts and anticipated timings of key trial readouts, please refer to the Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations.html.

Corporate and business development

In February 2024, AstraZeneca completed the acquisition of Gracell Biotechnologies, Inc. (Gracell), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune diseases. The acquisition enriches AstraZeneca's growing pipeline of cell therapies with AZD0120 (formerly GC012F), a novel, clinical-stage T-cell (CAR-T) therapy. AZD0120 is a potential new treatment for multiple myeloma, as well as other haematologic malignancies and autoimmune diseases, including SLE. The upfront cash portion of the consideration was approximately $1.0 billion. Combined, the upfront and potential contingent value payments represent, if achieved, a transaction value of approximately $1.2 billion. AstraZeneca acquired the cash and cash equivalents on Gracell's balance sheet, which totalled $209 million at the close of the transaction.

In February 2024, AstraZeneca completed the acquisition of Icosavax, Inc., a US-based clinical-stage biopharmaceutical company focused on developing differentiated, high-potential vaccines using an innovative, protein virus-like particle platform. The upfront cash portion of the consideration was approximately $0.8 billion. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of approximately $1.1 billion. AstraZeneca acquired the cash, cash equivalents and marketable securities on Icosavax's balance sheet, which totalled $192 million at the close of the transaction.

In March 2024, AstraZeneca announced that it has entered into a definitive agreement to acquire Amolyt Pharma, a clinical-stage biotechnology company focused on developing novel treatments for rare endocrine diseases. The proposed acquisition will bolster the Rare Disease late-stage pipeline and expand on its bone metabolism franchise with the notable addition of eneboparatide (AZP-3601), a Phase III investigational therapeutic peptide with a novel mechanism of action designed to meet key therapeutic goals for hypoparathyroidism. The upfront cash portion of the consideration is $0.8 billion at deal closing. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of $1.05 billion. AstraZeneca will acquire all of Amolyt Pharma's outstanding shares on a cash and debt free basis. Subject to the satisfaction of customary closing conditions in the acquisition agreement, including regulatory clearances, the transaction is expected to close by the end of the third quarter of 2024.

In March 2024, AstraZeneca entered into a definitive agreement to acquire Fusion Pharmaceuticals Inc., a clinical-stage biopharmaceutical company developing next-generation radioconjugates. This complements AstraZeneca's leading oncology portfolio with the addition of the Fusion pipeline of RCs, including their most advanced programme, FPI-2265, a potential new treatment for patients with mCRPC. The acquisition marks a major step forward in AstraZeneca delivering on its ambition to transform cancer treatment and outcomes for patients by replacing traditional regimens like chemotherapy and radiotherapy with more targeted treatments. The upfront cash portion of the consideration is approximately $2 billion. Combined, the upfront and maximum potential contingent value payments represent, if achieved, a transaction value of approximately $2.4 billion. AstraZeneca will acquire the cash, cash equivalents and short term investments on Fusion's balance sheet, which totalled $234 million as of 31 December 2023. The transaction is expected to close in the second quarter of 2024, subject to customary closing conditions, including the approval of Fusion shareholders and regulatory clearances.

Sustainability highlights

Our newly announced collaboration with China Resources Gas and Everbright Environment will supply biomethane and biomethane-based steam to our Wuxi site. Using domestic waste, including food and plant waste, this new partnership will enable us to reduce our greenhouse gas emissions footprint by 80% in China.

AstraZeneca announced at WEF that it will be one of the inaugural Early Adopter organisations that intend to start making disclosures aligned with the Taskforce on Nature-related Financial Disclosures Recommendations in corporate reporting.

AstraZeneca also hosted an annual Sustainability call for shareholders, reiterating its continued commitment to deliver across our pillars; Access to Healthcare, Environmental Protection and Ethics and Transparency. A recording of the call and accompanying materials are available on the AstraZeneca IR website.

Conference call

A conference call and webcast for investors and analysts will begin today, 25 April 2024, at 11:45 UK time. Details can be accessed via astrazeneca.com.

Reporting calendar

The Company intends to publish its H1 and Q2 2024 results on 25 July 2024.

Operating and financial review

All narrative on growth and results in this section is based on actual exchange rates, and financial figures are in US$ millions ($m), unless stated otherwise. Unless stated otherwise, the performance shown in this announcement covers the three month period to 31 March 2024 ('the quarter' or 'Q1 2024') compared to the three month period to 31 March 2023 ('Q1 2023'). References to 'first quarter', 'second quarter', 'third quarter' and fourth quarter' refer to the respective quarters in FY 2024.

Core financial measures, EBITDA, Net debt, Product Sales Gross Margin, Operating Margin and CER are non-GAAP financial measures because they cannot be derived directly from the Group's Condensed consolidated financial statements. Management believes that these non-GAAP financial measures, when provided in combination with Reported results, provide investors and analysts with helpful supplementary information to understand better the financial performance and position of the Group on a comparable basis from period to period. These non-GAAP financial measures are not a substitute for, or superior to, financial measures prepared in accordance with GAAP.

Core financial measures are adjusted to exclude certain significant items:

‒    Charges and provisions related to restructuring programmes, which includes charges that relate to the impact of restructuring programmes on capitalised IT assets

‒    Amortisation and impairment of intangible assets, including impairment reversals but excluding any charges relating to IT assets

‒    Other specified items, principally the imputed finance charges and fair value movements relating to contingent consideration on business combinations, imputed finance charges and remeasurement adjustments on certain Other payables arising from intangible asset acquisitions, legal settlements and remeasurement adjustments relating to Other payables assumed from the Alexion acquisition

‒    The tax effects of the adjustments above are excluded from the Core Tax charge

Details on the nature of Core financial measures are provided on page 61 of the Annual Report and Form 20-F Information 2023.

Reference should be made to the Reconciliation of Reported to Core financial measures table included in the financial performance section in this announcement.

Product Sales Gross Margin is calculated by dividing the difference between Product Sales and Cost of Sales by the Product Sales. The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue and any associated costs, thereby reflecting the underlying performance of Product Sales.

EBITDA is defined as Reported Profit before tax after adding back Net finance expense, results from Joint ventures and associates and charges for Depreciation, amortisation and impairment. Reference should be made to the Reconciliation of Reported Profit before tax to EBITDA included in the financial performance section in this announcement.

Operating margin is defined as Operating profit as a percentage of Total Revenue.

Net debt is defined as Interest-bearing loans and borrowings and Lease liabilities, net of Cash and cash equivalents, Other investments, and Net derivative financial instruments. Reference should be made to Note 3 'Net debt' included in the Notes to the Interim financial statements in this announcement.

The Company strongly encourages investors and analysts not to rely on any single financial measure, but to review AstraZeneca's financial statements, including the Notes thereto, and other available Company reports, carefully and in their entirety.

Due to rounding, the sum of a number of dollar values and percentages in this announcement may not agree to totals.

Total Revenue

Table 4: Total Revenue by therapy area and medicine[6]

Q1 2024
% Change

Total Revenue	$m	% Total	Actual	CER
Oncology	5,108	40	23	26
- Tagrisso	1,595	13	12	15
- Imfinzi	1,113	9	29	33
- Calquence	718	6	35	35
- Lynparza	705	6	8	11
- Enhertu	461	4	79	79
- Zoladex	285	2	21	28
- Imjudo	62	-	66	70
- Truqap	50	-	n/m	n/m
- Orpathys	12	-	43	49
- Other Oncology	107	1	(24)	(19)
BioPharmaceuticals: CVRM	3,060	24	20	23
- Farxiga	1,892	15	43	45
- Brilinta	323	3	(3)	(1)
- Crestor	297	2	(3)	2
- Seloken/Toprol-XL	165	1	(8)	(2)
- Lokelma	114	1	16	19
- roxadustat	77	1	24	28
- Andexxa	47	-	6	6
- Wainua	5	-	n/m	n/m
- Other CVRM	141	1	(33)	(31)
BioPharmaceuticals: R&I	1,886	15	15	17
- Symbicort	769	6	12	14
- Fasenra	358	3	6	6
- Pulmicort	224	2	1	5
- Breztri	219	2	52	54
- Tezspire	120	1	>2x	>2x
- Saphnelo	91	1	94	95
- Airsupra	7	-	n/m	n/m
- Other R&I	98	1	(30)	(29)
BioPharmaceuticals: V&I	232	2	(35)	(34)
- Synagis	171	1	(13)	(13)
- Beyfortus	46	-	n/m	n/m
- FluMist	7	-	>2x	>2x
- COVID-19 mAbs	2	-	(99)	(99)
- Other V&I	6	-	(79)	(80)
Rare Disease	2,096	17	12	16
- Ultomiris	859	7	32	34
- Soliris	739	6	(11)	(8)
- Strensiq	313	2	20	21
- Koselugo	132	1	68	82
- Kanuma	53	-	32	35
Other Medicines	297	2	(7)	-
- Nexium	243	2	(2)	7
- Others	54	-	(25)	(23)
Total Medicines	12,679	100	17	19

Table 5: Alliance Revenue
	Q1 2024
			% Change
	$m	% Total	Actual	CER
Enhertu	339	74	54	54
Tezspire	77	17	80	80
Beyfortus	20	4	n/m	n/m
Other Alliance Revenue	21	5	(10)	(9)
Total	457	100	59	59

Table 6: Collaboration Revenue
	Q1 2024
			% Change
	$m	% Total	Actual	CER
Farxiga: sales milestones	45	100	86	86
Other Collaboration Revenue	-	-	n/m	n/m
Total	45	100	66	66

Table 7: Total Revenue by therapy area

Q1 2024
% Change

	$m	% Total	Actual	CER
Oncology	5,108	40	23	26
Biopharmaceuticals	5,178	41	14	16
CVRM	3,060	24	20	23
R&I	1,886	15	15	17
V&I	232	2	(35)	(34)
Rare Disease	2,096	17	12	16
Other Medicines	297	2	(7)	-
Total	12,679	100	17	19

Table 8: Total Revenue by region

Q1 2024
% Change

	$m	% Total	Actual	CER
US	5,124	40	19	19
Emerging Markets	3,732	29	18	26
China	1,748	14	9	13
Emerging Markets ex. China	1,984	16	27	40
Europe	2,634	21	22	19
Established ROW	1,189	9	(5)	2
Total	12,679	100	17	19

Oncology

Oncology Total Revenue of $5,108m in Q1 2024 increased by 23% (26% at CER), representing 40% of overall Total Revenue (Q1 2023: 38%). Product Sales increased by 21% (24% at CER) in Q1 2024 to $4,760m, reflecting new launches and expanded reimbursement across key brands.

Tagrisso

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	1,595	623	488	302	182
Actual change	12%	20%	10%	18%	(10%)
CER change	15%	20%	17%	15%	(2%)

Region	Drivers and commentary
Worldwide	∗ Strong global demand for Tagrisso in adjuvant (ADAURA) and 1st -line setting (FLAURA)
US	∗ Continued strong adjuvant and 1st-line demand growth
Emerging Markets	∗ Encouraging demand growth across markets with some positive impact of hospital ordering dynamics in China ∗ Strong performance across Latin America and Asia Pacific markets
Europe	∗ Continued growth in 1st-line setting and increasing adjuvant demand
Established RoW	∗ Increased demand in adjuvant and 1st-line offset by a 10.5% mandatory price reduction in Japan effective June 2023

Imfinzi

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	1,113	582	129	232	170
Actual change	29%	19%	59%	43%	31%
CER change	33%	19%	83%	40%	45%

Region	Drivers and commentary
Worldwide	∗ Continued growth driven by BTC (TOPAZ-1), HCC (HIMALAYA), and increased patient share in Stage IV NSCLC (POSEIDON) and extensive-stage SCLC (CASPIAN)
US	∗ Continued demand growth driven by BTC, HCC, and extensive-stage SCLC ∗ Growth in BTC slowing with Imfinzi now the clear standard-of-care
Emerging Markets	∗ Continued China growth driven by demand in HCC
Europe	∗ Growth driven by share gains in extensive-stage SCLC and new indications
Established RoW	∗ Increased demand from new launches, offset by a 25% mandatory price reduction in Japan effective 1 February 2024

Lynparza

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	705	288	167	191	59
Actual change	8%	7%	23%	7%	(13%)
CER change	11%	7%	33%	5%	(6%)

Region	Drivers and commentary
Worldwide
∗     Lynparza remains the leading medicine in the PARP inhibitor class globally across four tumour types (ovarian, breast, prostate, pancreatic), as measured by total prescription volume
∗     No Collaboration Revenue for Lynparza was recognised in either Q1 2024 or Q1 2023, hence the Product Sales numbers are identical to the Total Revenue numbers shown above

US	∗ Continued leadership within PARPi class despite increasing competition, negative class pressure and maturity of the market
Emerging Markets	∗ Demand growth in China coming from newly diagnosed BRCA-mutated ovarian cancer (SOLO-1) and inclusion of HRD-positive ovarian cancer (PAOLA-1) on NRDL with no price reduction
Europe	∗ Demand growth driven by mCRPC (PROpel) and early breast cancer (OlympiA)
Established RoW	∗ Demand growth coming from HRD-positive ovarian cancer, partially offset by price reduction in Japan effective from November 2023

Enhertu

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	461	202	112	134	13
Actual change	79%	26%	>2x	>2x	>3x
CER change	79%	26%	>2x	>2x	>3x

Region	Drivers and commentary
Worldwide	∗ Combined sales of Enhertu, recorded by Daiichi Sankyo and AstraZeneca, amounted to $879m in Q1 2024 (Q1 2023: $531m)
US	∗ US in-market sales, recorded by Daiichi Sankyo, amounted to $423m in Q1 2024 (Q1 2023: $336m) ∗ Strong demand across launched indications
Emerging Markets	∗ Strong uptake in China following HER2-positive (DESTINY-Breast03) and HER2-low (DESTINY-Breast04) launches ∗ Some launch-related inventory build was observed in China in Q1 2024
Europe	∗ Continued growth driven by increasing adoption in HER2-positive and HER2-low metastatic breast cancer
Established RoW	∗ AstraZeneca's Alliance Revenue includes a mid single-digit percentage royalty on Daiichi Sankyo's sales in Japan

Calquence

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	718	494	39	153	32
Actual change	35%	29%	>2x	42%	44%
CER change	35%	29%	>2x	39%	47%

Region	Drivers and commentary
Worldwide	∗ Sustained leadership in front-line CLL with increased global penetration
US	∗ Continued market growth and maintaining leading share of new CLL patient starts in the front line
Europe	∗ Continued growth supported by launches in further European markets

Other Oncology medicines

Q1 2024	Change

Total Revenue	$m	Actual	CER	Drivers and commentary
Zoladex	285	21%	28%	∗ Strong underlying growth in China and Emerging Markets and moderate growth in Europe offset by drop in Japan
Imjudo	62	66%	70%	∗ Continued growth across markets slightly offset by US inventory destocking in Q1 2024
Truqap	50	n/m	n/m	∗ Rapid adoption following US approval in November 2023 for HR-positive HER2-negative metastatic breast cancer with one or more biomarker alterations (CAPItello-291) ∗ Some benefit from later-line use
Orpathys	12	43%	49%	∗ Demand in in China for the treatment of patients with NSCLC with MET exon 14 skipping alterations
Other Oncology	107	(24%)	(19%)	∗ Decline in use of Iressa in China

BioPharmaceuticals

BioPharmaceuticals Total Revenue increased by 14% (16% at CER) in Q1 2024 to $5,178m, representing 41% of overall Total Revenue (Q1 2023: 42%).

BioPharmaceuticals - CVRM

CVRM Total Revenue increased by 20% (23% at CER) to $3,060m in Q1 2024 and represented 24% of overall Total Revenue (Q1 2023: 24%).

Farxiga

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	1,892	475	711	553	152
Actual change	43%	61%	43%	41%	10%
CER change	45%	61%	50%	37%	18%

Region	Drivers and commentary
Worldwide
∗     Farxiga volume is growing faster than the overall SGLT2 market in most major regions, fuelled by launches in heart failure and CKD, and also the launch of an authorised generic in the US. SGLT2 class growth underpinned by updated cardiorenal guidelines

US	∗ Growth driven by heart failure and CKD ∗ Sales in the quarter benefitted from the introduction of an authorised generic
Emerging Markets	∗ Solid growth despite entry of generic competition in some markets ∗ Strong momentum in Latin America ∗ Sales in the quarter benefited from the timing of government tenders
Europe	∗ Continued strong class growth and market share gains fuelled by HFpEF approval in 2023 and guidelines updates
Established RoW	∗ In Japan, a milestone payment of $45m was received in the quarter from AstraZeneca's partner Ono Pharmaceutical Co., Ltd, which records in-market sales

Brilinta

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	323	163	88	67	5
Actual change	(3%)	(9%)	8%	(1%)	(12%)
CER change	(1%)	(9%)	21%	(3%)	(14%)

Region	Drivers and commentary
US	∗ Stable volume but unfavourable gross-to-net adjustments in the quarter
Emerging Markets	∗ Growth despite generics pressure in some markets
Europe	∗ Declining volume
Established RoW	∗ Sales decline driven by generic entry in Canada

Other CVRM medicines

Q1 2024	Change

Total Revenue	$m	Actual	CER	Drivers and commentary
Crestor	297	(3%)	2%	∗ Continued sales growth in Emerging Markets
Seloken	165	(8%)	(2%)	∗ Ongoing impact of China VBP implementation
Lokelma	114	16%	19%	∗ Continued launches in new markets
roxadustat Andexxa	77 47	24% 6%	28% 6%	∗ Increased demand in both the dialysis and non-dialysis-dependent populations. NRDL listing renewed ∗ Growth driven by Europe
Wainua	5	n/m	n/m	∗ Approved for ATTRv-PN in the US in December 2023
Other CVRM	141	(33%)	(31%)

BioPharmaceuticals - R&I

Total Revenue of $1,886m from R&I medicines increased 15% (17% at CER) and represented 15% of overall Total Revenue (Q1 2023: 15%). This reflected growth in Fasenra, Tezspire, Breztri, Saphnelo and Airsupra following its recent launch.

Fasenra

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	358	210	22	93	33
Actual change	6%	5%	56%	6%	(6%)
CER change	6%	4%	61%	4%	-

Region	Drivers and commentary
Worldwide	∗ Continued asthma market share leadership in IL-5 class across major markets
US	∗ Maintained share of a growing market
Emerging Markets	∗ Continued strong demand growth driven by launch acceleration across key markets
Europe	∗ Expanded leadership in severe eosinophilic asthma
Established RoW	∗ In Japan, maintained class leadership in a broadly stable market

Breztri

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	219	105	70	30	14
Actual change	52%	30%	83%	97%	43%
CER change	54%	30%	91%	93%	53%

Region	Drivers and commentary
Worldwide	∗ Fastest growing medicine within the expanding FDC triple class, across major markets
US	∗ Consistent share growth within the FDC triple class in new-to-brand and the total market
Emerging Markets	∗ Maintained market share leadership in China with strong triple FDC class penetration ∗ Further expansion with launches in additional geographies
Europe	∗ Sustained growth across markets as new launches continue to progress
Established RoW	∗ Increased market share within the COPD indication in Japan and strong launch in Canada

Tezspire

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	120	77	2	27	14
Actual change	>2x	80%	n/m	>4x	>3x
CER change	>2x	80%	n/m	>3x	>3x

Region	Drivers and commentary
Worldwide	∗ Combined sales of Tezspire, recorded by Amgen and AstraZeneca, amounted to $216m in Q1 2024 (Q1 2023: $105m)
US	∗ Continued growth in total prescriptions, and maintained new-to-brand market share with majority of patients new to biologics
Europe	∗ Achieved new-to-brand leadership across multiple markets, new launches continue to progress
Established RoW	∗ Japan maintained new-to-brand leadership

Symbicort

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	769	299	253	142	75
Actual change	12%	28%	11%	(3%)	(5%)
CER change	14%	28%	18%	(6%)	(3%)

Region	Drivers and commentary
Worldwide	∗ Symbicort remained the global market leader within a stable ICS/LABA class
US	∗ Encouraging demand following list price reduction
Emerging Markets	∗ Strong underlying demand for Symbicort in both China and Ex-China Emerging Markets, strengthened position as market leader in the region
Europe	∗ Continued price and volume erosion from generics and a slowing overall market
Established RoW	∗ Continued generic erosion in Japan

Other R&I medicines

Q1 2024	Change

Total Revenue	$m	Actual	CER	Drivers and commentary
Pulmicort	224	1%	5%	∗ >80% of revenues from Emerging Markets
Saphnelo	91	94%	95%	∗ Demand acceleration in the US, and additional growth driven by ongoing launches in Europe and Established RoW
Airsupra	7	n/m	n/m	∗ Strong launch momentum with increase class penetration and volume uptake. Revenue in the quarter reflects introductory discounts as early access continues to build
Other R&I	98	(30%)	(29%)	∗ Generic competition

BioPharmaceuticals - V&I

Total Revenue from V&I medicines reduced by 35% (34% at CER) to $232m (Q1 2023: $355m) and represented 2% of overall Total Revenue (Q1 2023: 3%), principally due to a decline in sales of COVID-19 mAbs.

V&I medicines

Q1 2024	Change

Total Revenue	$m	Actual	CER	Drivers and commentary
Beyfortus	46	n/m	n/m
∗     Product Sales recognises AstraZeneca's sales of manufactured Beyfortus product to Sanofi
∗     Alliance Revenue recognises AstraZeneca's 50% share of gross profits on sales of Beyfortus in major markets outside the US, and 25% of brand revenues in rest of world markets
∗     AstraZeneca has no participation in US profits or losses

Synagis	171	(13%)	(13%)	∗ Decline in Synagis more than offset by growth in Beyfortus
COVID-19 mAbs	2	(99%)	(99%)	∗ Decline in Evusheld sales (Q1 2023: $127m)
FluMist	7	>2x	>2x	∗ Normal seasonality
Other V&I	6	(79%)	(80%)	∗ Decline in Vaxzevria sales (Q1 2023: $28m)

Rare Disease

Total Revenue from Rare Disease medicines increased by 12% (16% at CER) in Q1 2024 to $2,096m, representing 17% of overall Total Revenue (Q1 2023: 17%).

Ultomiris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	859	482	32	202	143
Actual change	32%	27%	>2x	27%	46%
CER change	34%	27%	>2x	24%	61%

Region	Drivers and commentary
Worldwide
∗     Growth across neurology, geographic expansion, patient demand and Soliris conversion
∗     Quarter-on-quarter variability in revenue growth can be expected due to Ultomiris every eight-week dosing schedule and lower average annual treatment cost compared to Soliris

US	∗ Growth in naïve patients in gMG and conversion from Soliris across shared indications
Emerging Markets	∗ Continued growth following launches in new markets
Europe
∗     Strong demand generation following launches in new markets, particularly in neurology indications, as well as accelerated conversion from Soliris in key markets, partially offset by  price reductions to secure reimbursement for new indications

Established RoW	∗ Continued conversion from Soliris and strong demand following new launches

Soliris

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	739	411	125	142	61
Actual change	(11%)	(8%)	9%	(23%)	(30%)
CER change	(8%)	(8%)	37%	(24%)	(28%)

Region	Drivers and commentary
US	∗ Decline driven by successful conversion of Soliris patients to Ultomiris in PNH, aHUS and gMG, partially offset by Soliris growth in NMOSD
Emerging Markets	∗ Growth driven by patient demand following launches in new markets
Europe	∗ Decline driven by successful conversion from Soliris to Ultomiris as well as biosimilar erosion in PNH and aHUS
Established RoW	∗ Decline driven by successful conversion from Soliris to Ultomiris

Strensiq

Total Revenue	Worldwide	US	Emerging Markets	Europe	Established RoW
Q1 2024 $m	313	246	21	24	22
Actual change	20%	20%	44%	15%	4%
CER change	21%	20%	67%	12%	14%

Region	Drivers and commentary
Worldwide	∗ Growth driven by strong patient demand

Other Rare Disease medicines

Q1 2024	Change

Total Revenue	$m	Actual	CER	Drivers and commentary
Koselugo	132	68%	82%	∗ Driven by patient demand and expansion in new markets. The quarter benefitted from tender market order timing in Emerging Markets
Kanuma	53	32%	35%	∗ Continued global demand

Other medicines (outside the main therapy areas)

Q1 2024	Change

Total Revenue	$m	Actual	CER	Drivers and commentary
Nexium	243	(2%)	7%	∗ Growth in Emerging Markets offset declines elsewhere
Others	54	(25%)	(23%)	∗ Continued impact of generic competition

Financial performance

Table 9: Reported Profit and Loss

Q1 2024	Q1 2023	% Change

	$m	$m	Actual	CER
Total Revenue	12,679	10,879	17	19
- Product Sales	12,177	10,566	15	18
- Alliance Revenue	457	286	59	59
- Collaboration Revenue	45	27	66	66
Cost of sales	(2,218)	(1,905)	16	18
Gross profit	10,461	8,974	17	20
Distribution expense	(135)	(134)	1	3
R&D expense	(2,783)	(2,611)	7	7
SG&A expense	(4,495)	(4,059)	11	12
Other operating income & expense	67	379	(83)	(83)
Operating profit	3,115	2,549	22	31
Net finance expense	(302)	(287)	5	1
Joint ventures and associates	(13)	-	n/m	n/m
Profit before tax	2,800	2,262	24	34
Taxation	(620)	(458)	35	46
Tax rate	22%	20%
Profit after tax	2,180	1,804	21	30
Earnings per share	$1.41	$1.16	21	30

Table 10: Reconciliation of Reported Profit before tax to EBITDA

Q1 2024	Q1 2023	% Change

	$m	$m	Actual	CER
Reported Profit before tax	2,800	2,262	24	34
Net finance expense	302	287	5	1
Joint ventures and associates	13	-	n/m	n/m
Depreciation, amortisation and impairment	1,255	1,502	(16)	(17)
EBITDA	4,370	4,051	8	13

Table 11: Reconciliation of Reported to Core financial measures: Q1 2024[7]

Q1 2024	Reported	Restructuring	Intangible Asset Amortisation & Impairments	Other	Core	Core % Change

	$m	$m	$m	$m	$m	Actual	CER
Gross profit	10,461	20	10	-	10,491	15	18
Product Sales Gross Margin	82%				82%	-1pp	-1pp
Distribution expense	(135)	-	-	-	(135)	1	3
R&D expense	(2,783)	80	4	1	(2,698)	17	18
% of Total Revenue	22%				21%	-	-
SG&A expense	(4,495)	97	941	44	(3,413)	12	13
% of Total Revenue	35%				27%	+1pp	+1pp
Total operating expense	(7,413)	177	945	45	(6,246)	14	15
Other operating income & expense	67	(2)	-	-	65	(80)	(80)
Operating profit	3,115	195	955	45	4,310	9	15
Operating Margin	25%				34%	-2pp	-1pp
Net finance expense	(302)	-	-	57	(245)	2	(3)
Taxation	(620)	(45)	(183)	(19)	(867)	19	25
EPS	$1.41	$0.10	$0.50	$0.05	$2.06	7	13

Profit and Loss drivers

Gross profit

‒    The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue

‒    The change in Product Sales Gross Margin (Reported and Core) in Q1 2024 was impacted by:

‒    Positive effects from product mix. The increased contribution from Rare Disease and Oncology medicines had a positive impact on the Product Sales Gross Margin

‒    Dilutive effects from product mix. The rising contribution of Product Sales with profit sharing arrangements (Lynparza, Enhertu, Tezspire, Koselugo) has a negative impact on Product Sales Gross Margin because AstraZeneca records Product Sales in certain markets and pays away a share of the gross profits to its collaboration partners. The growth in Beyfortus also has a dilutive impact on Product Sales Gross Margin, as AstraZeneca is responsible for manufacturing, and Sanofi is responsible for distribution. AstraZeneca records its sales to Sanofi as Product Sales, which generate a lower Product Sales Gross Margin than the Company average

‒    Dilutive effects from geographic mix. In Emerging Markets, the Product Sales Gross Margin tends to be below the Company average

‒    Variations in Product Sales Gross Margin performance between periods can continue to be expected due to product seasonality, foreign exchange fluctuations, and other effects

R&D expense

‒    The change in R&D expense (Reported and Core) in the period was impacted by:

‒    Recent positive data read-outs for several high priority medicines that have ungated late-stage trials

‒    Investment in platforms, new technology and capabilities to enhance R&D productivity

‒    The change in Reported R&D expense was also impacted by intangible asset impairments in the prior period

SG&A expense

‒    The change in SG&A expense (Reported and Core) in the period was driven primarily by market development activities for launches

Other operating income and expense

‒    In the prior year period, Other operating income and expense included a $241m gain on the disposal of the US rights to Pulmicort Flexhaler

Net finance expense

‒    Core Net finance expense increased 2% (3% decrease at CER) with higher rates on floating debt and bond issuances broadly offset by higher interest received on cash and short-term investments

Taxation

‒    The effective Reported Tax rate for the three months to 31 March 2024 was 22% (Q1 2023: 20%) and the effective Core Tax rate was 21% (Q1 2023: 20%)

‒    The cash tax paid for the three months to 31 March 2024 was $430m (Q1 2023: $225m), representing 15% of Reported Profit before tax (Q1 2023: 10%)

Table 12: Cash Flow summary

	Q1 2024	Q1 2023	Change
	$m	$m	$m
Reported Operating profit	3,115	2,549	566
Depreciation, amortisation and impairment	1,255	1,502	(247)
Movement in working capital and short-term provisions	(455)	242	(697)
Gains on disposal of intangible assets	-	(249)	249
Fair value movements on contingent consideration arising from business combinations	16	-	16
Non-cash and other movements	(674)	(429)	(245)
Interest paid	(341)	(257)	(84)
Taxation paid	(430)	(225)	(205)
Net cash inflow from operating activities	2,486	3,133	(647)
Net cash inflow before financing activities	73	1,887	(1,814)
Net cash inflow/(outflow) from financing activities	2,028	(2,031)	4,059

The change in Net cash inflow before financing activities in the quarter to 31 March 2024 is primarily driven by the movement in Acquisitions of subsidiaries, net of cash acquired, of $537m, and relates to the acquisition of Gracell Biotechnologies, Inc. for $726m compared to the acquisition of Neogene Therapeutics, Inc. for $189m in Q1 2023.

The change in Net cash inflow/(outflow) from financing activities of $4,059m is primarily driven by the increase in Issue of loans and borrowings of $1,150m, and by the decrease in Repayment of loans and borrowings of $1,997m.

Capital expenditure

Capital expenditure amounted to $417m in the three months to 31 March 2024 (Q1 2023: $247m). Capital expenditure is expected to increase substantially in 2024, driven by investment in several major manufacturing projects and continued investment in technology upgrades.

Table 13: Net debt summary

	At 31 Mar 2024	At 31 Dec 2023	At 31 Mar 2023
	$m	$m	$m
Cash and cash equivalents	7,841	5,840	6,232
Other investments	180	122	230
Cash and investments	8,021	5,962	6,462
Overdrafts and short-term borrowings	(477)	(515)	(593)
Commercial paper	(980)	-	(74)
Lease liabilities	(1,242)	(1,128)	(962)
Current instalments of loans	(4,593)	(4,614)	(2,958)
Non-current instalments of loans	(27,259)	(22,365)	(26,916)
Interest-bearing loans and borrowings (Gross debt)	(34,551)	(28,622)	(31,503)
Net derivatives	81	150	(21)
Net debt	(26,449)	(22,510)	(25,062)

Net debt increased by $3,939m in the three months to 31 March 2024 to $26,449m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Details of the Company's solicited credit ratings and further details on Net debt are disclosed in Note 3.

Capital allocation

The Board's aim is to continue to strike a balance between the interests of the business, financial creditors and the Company's shareholders. The Company's capital allocation priorities include: investing in the business and pipeline; maintaining a strong, investment-grade credit rating; potential value-enhancing business development opportunities; and supporting the progressive dividend policy.

In approving the declaration of dividends, the Board considers both the liquidity of the company and the level of reserves legally available for distribution. Dividends are paid to shareholders from AstraZeneca PLC, a Group holding company with no direct operations. The ability of AstraZeneca PLC to make shareholder distributions is dependent on the creation of profits for distribution and the receipt of funds from subsidiary companies. The consolidated Group reserves set out in the Condensed consolidated statement of financial position do not reflect the profit available for distribution to the shareholders of AstraZeneca PLC.

Summarised financial information for guarantee of securities of subsidiaries

AstraZeneca Finance LLC ("AstraZeneca Finance") is the issuer of 0.7% Notes due 2024, 1.2% Notes due 2026, 4.8% Notes due 2027, 4.875% Notes due 2028, 1.75% Notes due 2028, 4.85% Notes due 2029, 4.9% Notes due 2030, 4.9% Notes due 2031, 2.25% Notes due 2031, 4.875% Notes due 2033 and 5% Notes due 2034 (the "AstraZeneca Finance Notes"). Each series of AstraZeneca Finance Notes has been fully and unconditionally guaranteed by AstraZeneca PLC. AstraZeneca Finance is 100% owned by AstraZeneca PLC and each of the guarantees issued by AstraZeneca PLC is full and unconditional and joint and several.

The AstraZeneca Finance Notes are senior unsecured obligations of AstraZeneca Finance and rank equally with all of AstraZeneca Finance's existing and future senior unsecured and unsubordinated indebtedness. The guarantee by AstraZeneca PLC of the AstraZeneca Finance Notes is the senior unsecured obligation of AstraZeneca PLC and ranks equally with all of AstraZeneca PLC's existing and future senior unsecured and unsubordinated indebtedness. Each guarantee by AstraZeneca PLC is effectively subordinated to any secured indebtedness of AstraZeneca PLC to the extent of the value of the assets securing such indebtedness. The AstraZeneca Finance Notes are structurally subordinated to indebtedness and other liabilities of the subsidiaries of AstraZeneca PLC, none of which guarantee the AstraZeneca Finance Notes.

AstraZeneca PLC manages substantially all of its operations through divisions, branches and/or investments in subsidiaries and affiliates. Accordingly, the ability of AstraZeneca PLC to service its debt and guarantee obligations is also dependent upon the earnings of its subsidiaries, affiliates, branches and divisions, whether by dividends, distributions, loans or otherwise.

Please refer to the Consolidated financial statements of AstraZeneca PLC in our Annual Report on Form 20-F and reports on Form 6-K with our quarterly financial results as filed or furnished with the SEC for further financial information regarding AstraZeneca PLC and its consolidated subsidiaries. For further details, terms and conditions of the AstraZeneca Finance Notes please refer to AstraZeneca PLC's reports on Form 6-K furnished to the SEC on 22 February 2024, 3 March 2023 and 28 May 2021.

Pursuant to Rule 13-01 and Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended (the "Securities Act"), we present below the summary financial information for AstraZeneca PLC, as Guarantor, excluding its consolidated subsidiaries, and AstraZeneca Finance, as the issuer, excluding its consolidated subsidiaries. The following summary financial information of AstraZeneca PLC and AstraZeneca Finance is presented on a combined basis and transactions between the combining entities have been eliminated. Financial information for non-guarantor entities has been excluded. Intercompany balances and transactions between the obligor group and the non-obligor subsidiaries are presented on separate lines.

Table 14: Obligor group summarised Statement of comprehensive income

	Q1 2024	Q1 2023
	$m	$m
Total Revenue	-	-
Gross profit	-	-
Operating loss	-	-
Loss for the period	(234)	(237)
Transactions with subsidiaries that are not issuers or guarantors	588	7,502

Table 15: Obligor group summarised Statement of financial position

	At 31 Mar 2024	At 31 Mar 2023
	$m	$m
Current assets	12	10
Non-current assets	-	-
Current liabilities	(5,778)	(2,952)
Non-current liabilities	(27,161)	(26,747)
Amounts due from subsidiaries that are not issuers or guarantors	21,242	14,067
Amounts due to subsidiaries that are not issuers or guarantors	-	(296)

Foreign exchange

The Company's transactional currency exposures on working capital balances, which typically extend for up to three months, are hedged where practicable using forward foreign exchange contracts against the individual companies' reporting currency. Foreign exchange gains and losses on forward contracts transacted for transactional hedging are taken to profit or to Other comprehensive income if the contract is in a designated cashflow hedge. In addition, the Company's external dividend payments, paid principally in pound sterling and Swedish krona, are fully hedged from announcement to payment date.

Table 16: Currency sensitivities

The Company provides the following information on currency-sensitivity:

		Average rates vs. USD					Annual impact ($m) of 5% strengthening (FY 2024 average rate vs. FY 2023 average) [8]
Currency	Primary Relevance	FY 2023[9]	YTD 2024[10]	Change (%)	Mar 2024[11]	Change (%)	Total Revenue	Core Operating Profit
EUR	Total Revenue	0.92	0.92	0	0.92	0	397	179
CNY	Total Revenue	7.09	7.20	(2)	7.22	(2)	322	182
JPY	Total Revenue	140.60	148.49	(5)	149.87	(6)	177	119
Other[12]							453	227
GBP	Operating expense	0.80	0.79	2	0.79	2	60	(126)
SEK	Operating expense	10.61	10.39	2	10.41	2	9	(63)

Sustainability

AstraZeneca published its tenth annual Sustainability Report, including a data annex for performance measures and targets, along with the 2023 Taskforce on Climate-related Financial Disclosures Statement.

Access to healthcare

‒    Chair Michel Demaré participated in a panel discussion with global health leaders at the 54th Annual Meeting of the World Economic Forum (WEF) in Davos on utilising learnings from the COVID-19 pandemic to prepare for future health challenges and the importance of investing in strong, resilient health systems.

‒    Engagements linked to the Partnership for Health System Sustainability and Resilience (PHSSR), continued in Germany, Belgium, Switzerland and Japan, highlighting the need for measurable policy targets for non-communicable disease management. In India, a PHSSR report was published assessing the sustainability and resilience of the Indian health system, while in the Netherlands, an academic publication was launched with policy recommendations to improve health system resilience.

‒    Healthy Heart Africa (HHA), AstraZeneca's flagship health equity programme, reached its goal of identifying more than 10 million people with elevated blood pressure by 2025 nearly two years ahead of target. At the end of February 2024, more than 11,480 healthcare workers have been trained and more than 52 million blood pressure screenings conducted cumulatively since the programme launched in 2014, maintaining an average of more than one million screenings per month since 2023. HHA also launched a pilot programme in Ghana in March 2024 as a first step to broadening its scope to include chronic kidney disease screening.

‒    Since 2021, the Young Health Programme (YHP) has directly reached more than 10 million youth, influenced 16 policies and has employee volunteer programmes in 36 countries, exceeding its core targets for 2021-2025 nearly two years early. YHP received the Driving Health Equity Award in the 2024 Reuters Pharma Awards Europe for the programme's work empowering young people to catalyse a healthier future.

Environmental protection

‒    The Company signed a clean heat agreement in March 2024 to decarbonise our medicines manufacturing in China. Through the agreement, biomethane and biomethane-based steam will be supplied to our Wuxi manufacturing site and we will reduce our Scope 1 and 2 greenhouse gas (GHG) emissions by up to 80% in China, supporting the broader decarbonisation of the healthcare system.

‒    The Company announced at WEF that it will be one of the inaugural Early Adopter organisations that intend to start making disclosures aligned with the Taskforce on Nature-related Financial Disclosures (TNFD) Recommendations in corporate reporting by the fiscal year 2024.

‒    AstraZeneca was one of the five healthcare companies, convened through the Sustainable Markets Initiative Health Systems Task Force, that launched an industry-first multi-party agreement to access renewable power in China in January 2024. This is the first time companies from across the global healthcare sector have come together to decarbonise their operations in China, and the agreement will result in potential annual emissions savings of approximately 120,000 tonnes of carbon dioxide equivalent (CO2e).

‒    AstraZeneca received the Sustainability Award in the 2024 Reuters Pharma Awards Europe for accelerating the electronic product information industry transition in Europe.

Ethics and transparency

‒    The Company achieved seventh place overall, and third in the Health Care sector, in the FTSE Women Leaders Review 2023, as one of the top performers in both the FTSE 100 and FTSE 350 for representation of women across the organisation.

‒    The Company's latest Modern Slavery Act Statement was published detailing activities undertaken to mitigate the risks of modern slavery both within the Company's operations and supply chain, in line with the Code of Ethics and our commitment to operating with integrity and in compliance with relevant legislation.

‒    In Poland, AstraZeneca was named an 'Ethics Leader' by Bonnier Press for the third year. This award recognises five companies for their commitment to upholding high ethical standards, treating business partners with respect, applying the principles of fair competition, and building trust and good relationships between employees and stakeholder groups.

Research and development

This section covers R&D events and milestones that have occurred since the prior results announcement on 8 February 2024, up to and including events on 24 April 2024.

A comprehensive view of AstraZeneca's pipeline of medicines in human trials can be found in the latest Clinical Trials Appendix, available on www.astrazeneca.com/investor-relations. The Clinical Trials Appendix includes tables with details of the ongoing clinical trials for AstraZeneca medicines and new molecular entities in the pipeline.

Oncology

AstraZeneca presented new data across its diverse portfolio of cancer medicines at four major medical congresses since the prior results announcement: the Society of Gynecologic Oncology Annual Meeting on Women's Cancer (SGO) in March 2024, the European Lung Cancer Congress (ELCC) in March 2024, American Association for Cancer Research Annual Meeting (AACR) in April 2024 and the 2024 Cholangiocarcinoma Foundation Conference (CFC) in April 2024.

Tagrisso

Event		Commentary
Phase III trial read out	LAURA
Met primary endpoint, demonstrating that Tagrisso resulted in a statistically significant and highly clinically meaningful improvement in PFS for patients with unresectable, Stage III EGFRm NSCLC after chemoradiotherapy compared to placebo after chemoradiotherapy. (February 2024)

Approval	US	Tagrisso with the addition of chemotherapy for the treatment of adult patients with locally advanced or metastatic EGFRm NSCLC. (FLAURA2, February 2024)
Presentation: ELCC	FLAURA2
OS interim analysis of the Phase III FLAURA2 trial, presented at ELCC, showed at 41% data maturity, a favourable trend with the Tagrisso plus chemotherapy arm (HR 0.75) vs Tagrisso monotherapy. The OS data were not statistically significant at this interim analysis and will continue to be assessed as a key secondary endpoint at final analysis. (March 2024)

Imfinzi and Imjudo

Event		Commentary
Phase III trial read out	ADRIATIC
Met primary endpoint, demonstrating that Imfinzi resulted in a statistically significant and clinically meaningful improvement in the dual primary endpoints of OS and PFS in patients with LS-SCLC who had not progressed following cCRT compared to placebo after cCRT. (April 2024).

Presentation: CFC	TOPAZ-1
Updated exploratory results of the Phase III TOPAZ-1 trial, presented at CFC, showed Imfinzi in combination with standard-of-care chemotherapy demonstrated a clinically meaningful long-term OS benefit at three years for patients with advanced BTC. (April 2024)

Lynparza

Event		Commentary
Presentation: SGO	DUO-E (Lynparza and Imfinzi)
Post-hoc exploratory subgroup analysis of the Phase III DUO-E trial, presented at SGO, assessed patients by mismatch repair status and demonstrated that median duration of response in proficient mismatch repair patients in the Lynparza and Imfinzi arm was more than double versus the control arm (18.7 versus 7.6 months) in patients with advanced or recurrent endometrial cancer. (March 2024)

Enhertu

Event		Commentary
Approval	US
For the treatment of adult patients with unresectable or metastatic HER2-positive (IHC 3+) solid tumours who have received prior systemic treatment and have no satisfactory alternative treatment options (DESTINY-PanTumor02, DESTINY-Lung01, DESTINY-CRC02, April 2024)

Truqap

Event		Commentary
Approval	Japan
In combination with Faslodex for the treatment of adult patients with unresectable or recurrent PIK3CA, AKT1, or PTEN-altered HR-positive, HER2-negative breast cancer following progression after treatment with endocrine therapy. (CAPItello-291, March 2024)

BioPharmaceuticals - R&I

Fasenra

Event		Commentary
Label expansion	US	Fasenra's approval in severe eosinophilic asthma has been expanded to include patients 6 years and older, from the previous 12 years and older (TATE, April 2024)
Publication (Respiratory Medicine)	MIRACLE	Results from the MIRACLE Phase III trial showed treatment with Fasenra resulted in a reduction of 74% in annual exacerbation rate in patients in Asia with severe eosinophilic asthma (April 2024)

Rare Disease

AstraZeneca presented new clinical and real-world data from its leading rare neurology portfolio at the American Academy of Neurology (AAN) Annual Meeting in Denver, CO, 13 to 18 April 2024. The Company presented 14 abstracts, including five oral presentations, across both gMG and NMOSD.

Ultomiris

Event		Commentary
Approval	US	For the treatment of adult patients with anti-aquaporin-4 antibody-positive (Ab+) NMOSD. (CHAMPION-NMOSD, March 2024)

Voydeya

Event		Commentary
Approval	US	For the treatment of extravascular haemolysis in adults with paroxysmal nocturnal haemoglobinuria, as add-on therapy to Ultomiris or Soliris. (ALPHA, April 2024)
Approval	EU	For the treatment of adult patients with paroxysmal nocturnal haemoglobinuria who have residual haemolytic anaemia, as an add-on therapy to Ultomiris or Soliris. (ALPHA, February 2024).

Interim financial statements

Table 17: Condensed consolidated statement of comprehensive income: Q1 2024

For the quarter ended 31 March	2024	2023
	$m	$m
Total Revenue	12,679	10,879
Product Sales	12,177	10,566
Alliance Revenue	457	286
Collaboration Revenue	45	27
Cost of sales	(2,218)	(1,905)
Gross profit	10,461	8,974
Distribution expense	(135)	(134)
Research and development expense	(2,783)	(2,611)
Selling, general and administrative expense	(4,495)	(4,059)
Other operating income and expense	67	379
Operating profit	3,115	2,549
Finance income	111	78
Finance expense	(413)	(365)
Share of after tax losses in associates and joint ventures	(13)	-
Profit before tax	2,800	2,262
Taxation	(620)	(458)
Profit for the period	2,180	1,804
Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurement of the defined benefit pension liability	144	(10)
Net gains on equity investments measured at fair value through other comprehensive income	35	46
Fair value movements related to own credit risk on bonds designated as fair value through profit or loss	-	2
Tax on items that will not be reclassified to profit or loss	(39)	24
	140	62
Items that may be reclassified subsequently to profit or loss:
Foreign exchange arising on consolidation	(515)	314
Foreign exchange arising on designated liabilities in net investment hedges	(98)	(7)
Fair value movements on cash flow hedges	(86)	56
Fair value movements on cash flow hedges transferred to profit and loss	70	(75)
Fair value movements on derivatives designated in net investment hedges	22	16
Costs of hedging	15	-
Tax on items that may be reclassified subsequently to profit or loss	35	12
	(557)	316
Other comprehensive (expense)/income, net of tax	(417)	378
Total comprehensive income for the period	1,763	2,182
Profit attributable to:
Owners of the Parent	2,179	1,803
Non-controlling interests	1	1
	2,180	1,804
Total comprehensive income attributable to:
Owners of the Parent	1,762	2,181
Non-controlling interests	1	1
	1,763	2,182
Basic earnings per $0.25 Ordinary Share	$1.41	$1.16
Diluted earnings per $0.25 Ordinary Share	$1.40	$1.16
Weighted average number of Ordinary Shares in issue (millions)	1,549	1,549
Diluted weighted average number of Ordinary Shares in issue (millions)	1,560	1,560

Table 18: Condensed consolidated statement of financial position

	At 31 Mar 2024	At 31 Dec 2023	At 31 Mar 2023
	$m	$m	$m
Assets
Non-current assets
Property, plant and equipment	9,411	9,402	8,644
Right-of-use assets	1,205	1,100	955
Goodwill	19,978	20,048	20,001
Intangible assets	38,834	38,089	39,291
Investments in associates and joint ventures	130	147	77
Other investments	1,565	1,530	1,157
Derivative financial instruments	213	228	116
Other receivables	745	803	682
Deferred tax assets	4,618	4,718	3,498
	76,699	76,065	74,421
Current assets
Inventories	5,337	5,424	4,967
Trade and other receivables	11,072	12,126	10,289
Other investments	180	122	230
Derivative financial instruments	11	116	40
Income tax receivable	1,153	1,426	508
Cash and cash equivalents	7,841	5,840	6,232
	25,594	25,054	22,266
Total assets	102,293	101,119	96,687
Liabilities
Current liabilities
Interest-bearing loans and borrowings	(6,050)	(5,129)	(3,625)
Lease liabilities	(281)	(271)	(232)
Trade and other payables	(19,699)	(22,374)	(19,210)
Derivative financial instruments	(92)	(156)	(44)
Provisions	(1,148)	(1,028)	(546)
Income tax payable	(1,631)	(1,584)	(1,203)
	(28,901)	(30,542)	(24,860)
Non-current liabilities
Interest-bearing loans and borrowings	(27,259)	(22,365)	(26,916)
Lease liabilities	(961)	(857)	(730)
Derivative financial instruments	(51)	(38)	(133)
Deferred tax liabilities	(2,621)	(2,844)	(2,795)
Retirement benefit obligations	(1,280)	(1,520)	(1,128)
Provisions	(1,123)	(1,127)	(914)
Other payables	(2,596)	(2,660)	(3,400)
	(35,891)	(31,411)	(36,016)
Total liabilities	(64,792)	(61,953)	(60,876)
Net assets	37,501	39,166	35,811
Equity
Capital and reserves attributable to equity holders of the Parent
Share capital	388	388	387
Share premium account	35,194	35,188	35,159
Other reserves	2,075	2,065	2,068
Retained earnings	(212)	1,502	(1,825)
	37,445	39,143	35,789
Non-controlling interests	56	23	22
Total equity	37,501	39,166	35,811

Table 19: Condensed consolidated statement of changes in equity

	Share capital	Share premium account	Other reserves	Retained earnings	Total attributable to owners of the parent	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2023	387	35,155	2,069	(574)	37,037	21	37,058
Profit for the period	-	-	-	1,803	1,803	1	1,804
Other comprehensive income	-	-	-	378	378	-	378
Transfer to other reserves	-	-	(1)	1	-	-	-
Transactions with owners
Dividends	-	-	-	(3,047)	(3,047)	-	(3,047)
Issue of Ordinary Shares	-	4	-	-	4	-	4
Share-based payments charge for the period	-	-	-	132	132	-	132
Settlement of share plan awards	-	-	-	(518)	(518)	-	(518)
Net movement	-	4	(1)	(1,251)	(1,248)	1	(1,247)
At 31 Mar 2023	387	35,159	2,068	(1,825)	35,789	22	35,811

At 1 Jan 2024	388	35,188	2,065	1,502	39,143	23	39,166
Profit for the period	-	-	-	2,179	2,179	1	2,180
Other comprehensive expense	-	-	-	(417)	(417)	-	(417)
Transfer to other reserves	-	-	10	(10)	-	-	-
Transactions with owners
Dividends	-	-	-	(3,052)	(3,052)	-	(3,052)
Issue of Ordinary Shares	-	6	-	-	6	-	6
Changes in non-controlling interests	-	-	-	-	-	32	32
Share-based payments charge for the period	-	-	-	159	159	-	159
Settlement of share plan awards	-	-	-	(573)	(573)	-	(573)
Net movement	-	6	10	(1,714)	(1,698)	33	(1,665)
At 31 Mar 2024	388	35,194	2,075	(212)	37,445	56	37,501

Table 20: Condensed consolidated statement of cash flows

For the quarter ended 31 March	2024	2023
	$m	$m

Cash flows from operating activities
Profit before tax	2,800	2,262
Finance income and expense	302	287
Share of after tax losses of associates and joint ventures	13	-
Depreciation, amortisation and impairment	1,255	1,502
Movement in working capital and short-term provisions	(455)	242
Gains on disposal of intangible assets	-	(249)
Fair value movements on contingent consideration arising from business combinations	16	-
Non-cash and other movements	(674)	(429)
Cash generated from operations	3,257	3,615
Interest paid	(341)	(257)
Tax paid	(430)	(225)
Net cash inflow from operating activities	2,486	3,133
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(726)	(189)
Payments upon vesting of employee share awards attributable to business combinations	-	(23)
Payment of contingent consideration from business combinations	(222)	(214)
Purchase of property, plant and equipment	(417)	(247)
Disposal of property, plant and equipment	53	125
Purchase of intangible assets	(1,188)	(1,223)
Disposal of intangible assets	75	264
Movement in profit-participation liability	-	175
Purchase of non-current asset investments	(41)	-
Disposal of non-current asset investments	9	10
Movement in short-term investments, fixed deposits and other investing instruments	(57)	9
Disposal of investments in associates and joint ventures	8	-
Interest received	93	67
Net cash outflow from investing activities	(2,413)	(1,246)
Net cash inflow before financing activities	73	1,887
Cash flows from financing activities
Proceeds from issue of share capital	6	4
Issue of loans and borrowings	4,976	3,826
Repayment of loans and borrowings	(7)	(2,004)
Dividends paid	(3,033)	(3,047)
Hedge contracts relating to dividend payments	(8)	27
Repayment of obligations under leases	(74)	(67)
Movement in short-term borrowings	1,001	97
Payment of Acerta Pharma share purchase liability	(833)	(867)
Net cash inflow/(outflow) from financing activities	2,028	(2,031)
Net increase/(decrease) in Cash and cash equivalents in the period	2,101	(144)
Cash and cash equivalents at the beginning of the period	5,637	5,983
Exchange rate effects	(46)	(11)
Cash and cash equivalents at the end of the period	7,692	5,828
Cash and cash equivalents consist of:
Cash and cash equivalents	7,841	6,232
Overdrafts	(149)	(404)
	7,692	5,828

Notes to the Interim financial statements

Note 1: Basis of preparation and accounting policies

These unaudited condensed consolidated Interim financial statements for the three months ended 31 March 2024 have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting' (IAS 34), as issued by the International Accounting Standards Board (IASB), IAS 34 as adopted by the European Union, UK-adopted IAS 34 and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The unaudited Interim financial statements for the three months ended 31 March 2024 were approved by the Board of Directors for publication on 25 April 2024.

This results announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The annual financial statements of the Group for the year ended 31 December 2023 were prepared in accordance with UK-adopted international accounting standards and with the requirements of the Companies Act 2006. The annual financial statements also comply fully with IFRS Accounting Standards as issued by the IASB and International Accounting Standards as adopted by the European Union. Except for the estimation of the interim income tax charge, the Interim financial statements have been prepared applying the accounting policies that were applied in the preparation of the Group's published consolidated financial statements for the year ended 31 December 2023.

The comparative figures for the financial year ended 31 December 2023 are not the Group's statutory accounts for that financial year. Those accounts have been reported on by the Group's auditors and will be delivered to the Registrar of Companies; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

Going concern

The Group has considerable financial resources available. As at 31 March 2024, the Group has $14.7bn in financial resources (cash and cash equivalent balances of $7.8bn and undrawn committed bank facilities of $6.9bn, with $6.3bn of borrowings due within one year). These facilities contain no financial covenants and were undrawn at 31 March 2024. $2bn of the facilities are available until February 2025 and the other $4.9bn are available until April 2029.

The Group's revenues are largely derived from sales of medicines covered by patents, which provide a relatively high level of resilience and predictability to cash inflows, although government price interventions in response to budgetary constraints are expected to continue to adversely affect revenues in some of our significant markets. The Group, however, anticipates new revenue streams from both recently launched medicines and those in development, and the Group has a wide diversity of customers and suppliers across different geographic areas.

Consequently, the Directors believe that, overall, the Group is well placed to manage its business risks successfully. Accordingly, they continue to adopt the going concern basis in preparing the Interim financial statements.

Legal proceedings

The information contained in Note 6 updates the disclosures concerning legal proceedings and contingent liabilities in the Group's Annual Report and Form 20-F Information 2023.

Note 2: Intangible assets

In accordance with IAS 36 'Impairment of Assets', reviews for triggers of impairment or impairment reversals at an individual asset or cash generating unit level were conducted, and impairment tests carried out where triggers were identified. This review resulted in $nil impairment charge during the three months ended 31 March 2024 (31 March 2023: $271m net charge). In Q1 2023, net impairment charges included the $244m impairment of the ALXN1840 intangible asset, following the decision to discontinue this development programme in Wilson's disease.

The acquisition of Icosavax, Inc. completed on 19 February 2024. The transaction is recorded as an asset acquisition based on the concentration test permitted under IFRS 3 'Business Combinations', with consideration of $841m principally relating to $639m of intangible assets, $141m of cash and cash equivalents and $51m of marketable securities. Contingent consideration of up to $300m could be paid on achievement of regulatory and sales milestones; these potential liabilities would be recorded when relevant milestones are triggered or performance conditions satisfied.

Note 3: Net debt

The table below provides an analysis of Net debt and a reconciliation of Net Cash flow to the movement in Net debt. The Group monitors Net debt as part of its capital management policy as described in Note 28 of the Annual Report and Form 20-F Information 2023. Net debt is a non-GAAP financial measure.

Table 21: Net debt

	At 1 Jan 2024	Cash flow	Acquisitions	Non-cash& other	Exchange movements	At 31 Mar 2024
	$m	$m	$m	$m	$m	$m
Non-current instalments of loans	(22,365)	(4,976)	(3)	(2)	87	(27,259)
Non-current instalments of leases	(857)	-	(2)	(114)	12	(961)
Total long-term debt	(23,222)	(4,976)	(5)	(116)	99	(28,220)
Current instalments of loans	(4,614)	7	(9)	(1)	24	(4,593)
Current instalments of leases	(271)	86	(2)	(100)	6	(281)
Commercial paper	-	(980)	-	-	-	(980)
Bank collateral received	(215)	60	-	-	-	(155)
Other short-term borrowings excluding overdrafts	(97)	(81)	-	-	5	(173)
Overdrafts	(203)	54	-	-	-	(149)
Total current debt	(5,400)	(854)	(11)	(101)	35	(6,331)
Gross borrowings	(28,622)	(5,830)	(16)	(217)	134	(34,551)
Net derivative financial instruments	150	8	-	(77)	-	81
Net borrowings	(28,472)	(5,822)	(16)	(294)	134	(34,470)
Cash and cash equivalents	5,840	1,837	209	1	(46)	7,841
Other investments - current	122	57	3	-	(2)	180
Cash and investments	5,962	1,894	212	1	(48)	8,021
Net debt	(22,510)	(3,928)	196	(293)	86	(26,449)

Net debt increased by $3,939m in the three months to 31 March 2024 to $26,449m. Details of the committed undrawn bank facilities are disclosed within the going concern section of Note 1. Non-cash movements in the period include fair value adjustments under IFRS 9 'Financial Instruments'.

In February 2024, AstraZeneca issued the following:

-     $1,250m of fixed-rate notes with a coupon of 4.8% maturing in February 2027
-     $1,250m of fixed-rate notes with a coupon of 4.85% maturing in February 2029
-     $1,000m of fixed-rate notes with a coupon of 4.9% maturing in February 2031
-     $1,500m of fixed-rate notes with a coupon of 5% maturing in February 2034
-
The Group has agreements with some bank counterparties whereby the parties agree to post cash collateral on financial derivatives, for the benefit of the other, equivalent to the market valuation of the derivative positions above a predetermined threshold. The carrying value of such cash collateral held by the Group at 31 March 2024 was $155m (31 December 2023: $215m) and the carrying value of such cash collateral posted by the Group at 31 March 2024 was $136m (31 December 2023: $102m).

The equivalent GAAP measure to Net debt is 'liabilities arising from financing activities', which excludes the amounts for cash and overdrafts, other investments and non-financing derivatives shown above and includes the Acerta Pharma share purchase liability of $nil (31 December 2023: $833m).

During the quarter ended 31 March 2024, there have been no changes to the Company's solicited long term credit ratings. Moody's credit ratings were long term: A2; short term: P-1. Standard and Poor's credit ratings were long term: A; short term: A-1.

Note 4: Financial Instruments

As detailed in the Group's most recent annual financial statements, the principal financial instruments consist of derivative financial instruments, other investments, trade and other receivables, cash and cash equivalents, trade and other payables, lease liabilities and interest-bearing loans and borrowings.

The Group has certain equity investments that are categorised as Level 3 in the fair value hierarchy that are held at $309m at (31 December 2023: $313m) and for which a fair value loss of $1m has been recognised in the three months ended 31 March 2024 (31 March 2023: fair value gain of $1m). In the absence of specific market data, these unlisted investments are held at fair value based on the cost of investment and adjusted as necessary for impairments and revaluations on new funding rounds, which are seen to approximate the fair value. All other fair value gains and/or losses that are presented in Net gains on equity investments measured at fair value through other comprehensive income in the Condensed consolidated statement of comprehensive income for the three months ended 31 March 2024 are Level 1 fair value measurements, valued based on quoted prices in active markets.

Financial instruments measured at fair value include $1,605m of other investments, $5,504m held in money-market funds and $81m of derivatives as at 31 March 2024. With the exception of derivatives being Level 2 fair valued, and certain equity investments of $320m categorised as Level 3, the aforementioned balances are Level 1 fair valued. Financial instruments measured at amortised cost include $136m of cash collateral pledged to counterparties. The total fair value of interest-bearing loans and borrowings at 31 March 2024, which have a carrying value of $34,551m in the Condensed consolidated statement of financial position, was $33,364m.

Table 22: Financial instruments - contingent consideration

2024	2023

	Diabetes alliance	Other	Total	Total
	$m	$m	$m	$m
At 1 January	1,945	192	2,137	2,222
Additions through business combinations	-	54	54	60
Settlements	(221)	(1)	(222)	(214)
Revaluations	-	16	16	-
Discount unwind	26	2	28	33
At 31 March	1,750	263	2,013	2,101

Contingent consideration arising from business combinations is fair valued using decision-tree analysis, with key inputs including the probability of success, consideration of potential delays and the expected levels of future revenues.

The contingent consideration balance relating to BMS's share of the global diabetes alliance of $1,750m (31 December 2023: $1,945m) would increase/decrease by $175m with an increase/decrease in sales of 10%, as compared with the current estimates.

Note 5: Business combinations

The acquisition of Gracell Biotechnologies, Inc. completed on 22 February 2024 and was recorded as a business combination using the acquisition method of accounting in accordance with IFRS 3 'Business Combinations'. Consequently the assets acquired, and liabilities assumed are recorded at fair value. Given the proximity of the completion of the transaction to the reporting date, the identification and determination of the fair values related to the acquired balance sheet is on-going. This exercise is expected to complete in Q2 2024 with the majority of the fair value expected to be allocated to the intangible assets, as currently reported. The upfront cash portion of the consideration represents a transaction value of approximately $1.0bn. Combined, the upfront and potential contingent value payments if achieved, represent, a transaction value of approximately $1.2bn. The cash and cash equivalents acquired on Gracell's balance sheet, totalled to $209m at the close of the transaction.

Note 6: Legal proceedings and contingent liabilities

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation and investigations, including Government investigations, relating to product liability, commercial disputes, infringement of intellectual property (IP) rights, the validity of certain patents, anti-trust law and sales and marketing practices. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2023 (the Disclosures). Information about the nature and facts of the cases is disclosed in accordance with IAS 37.

As discussed in the Disclosures, the majority of claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probability of a loss, if any, being sustained and/or an estimate of the amount of any loss is difficult to ascertain.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, AstraZeneca records the loss absorbed or makes a provision for its best estimate of the expected loss. The position could change over time and the estimates that the Company made, and upon which the Company have relied in calculating these provisions are inherently imprecise. There can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Disclosures and herein.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its IP.

Matters disclosed in respect of the first quarter of 2024 and to 25 April 2024

Patent litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Forxiga

UK patent proceedings

In the UK, one of AstraZeneca's patents relating to Forxiga is being challenged by Generics (UK) Limited, Teva Pharmaceutical Industries Limited, and Glenmark Pharmaceuticals Europe Limited. Trial is scheduled for March 2025.

Tagrisso

US patent proceedings

In September 2021, Puma Biotechnology, Inc. (Puma) and Wyeth LLC (Wyeth) filed a patent infringement lawsuit in the US District Court for the District of Delaware (District Court) against AstraZeneca relating to Tagrisso. In March 2024, the District Court dismissed Puma. A trial, with Wyeth as the plaintiff, has been scheduled for May 2024.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Calquence

US patent proceedings

In February 2022, in response to Paragraph IV notices from multiple ANDA filers, AstraZeneca filed patent infringement lawsuits in the US District Court for the District of Delaware (District Court). In its complaint, AstraZeneca alleged that a generic version of Calquence capsules, if approved and marketed, would infringe patents that are owned or licensed by AstraZeneca. Trial is scheduled for March 2025.

In March and April 2024, AstraZeneca entered into settlement agreements with generic manufacturers, Sandoz Inc., and Natco Pharma Limited with Natco Pharma Inc., resulting in dismissal of the corresponding Calquence capsule ANDA litigation proceedings. Additional Calquence capsule ANDA litigation proceedings with the remaining three generic manufacturers are ongoing in the District Court.

In April 2024, AstraZeneca received a Paragraph IV notice from an ANDA filer relating to patents listed in the FDA Orange Book with reference to Calquence tablets. AstraZeneca is considering its response.

Lokelma

US patent proceedings

In August 2022, in response to Paragraph IV notices, AstraZeneca initiated ANDA litigation against multiple generic filers in the US District Court for the District of Delaware (District Court). Trial is scheduled for March 2025.

AstraZeneca entered into a settlement agreement with a generic manufacturer, Alkem Laboratories, which resulted in dismissal of the corresponding litigation. Additional proceedings with the remaining generic manufacturers are ongoing in the District Court.

Soliris

US patent proceedings

In January 2024, Alexion initiated patent infringement litigation against Samsung Bioepis Co. Ltd. (Samsung) in the US District Court for the District of Delaware alleging that Samsung's biosimilar eculizumab product, for which Samsung is currently seeking FDA approval, will infringe six Soliris-related patents. No trial date has been scheduled. Five of the six asserted patents are also the subject of inter partes review proceedings before the US Patent and Trademark Office. In February 2024, Alexion filed a motion for a preliminary injunction seeking to enjoin Samsung from launching its biosimilar eculizumab product upon FDA approval. A hearing on Alexion's preliminary injunction motion is scheduled for May 2024.

European patent proceedings

In March 2024, Alexion filed motions for preliminary injunctions against Amgen and Samsung at the Hamburg Local Division of the Unified Patent Court on the basis that Amgen's and Samsung's biosimilar eculizumab products infringe Alexion's eculizumab molecule patent that is expected to grant in Q2 2024. No hearing date for the preliminary injunction motions has been set.

Tagrisso

Russia patent proceedings

In Russia, in August 2023, AstraZeneca filed lawsuits in the Arbitration Court of the Moscow Region (Court) against the Ministry of Health of the Russian Federation and Axelpharm LLC (Axelpharm) related to Axelpharm's improper use of AstraZeneca's information to obtain authorisation to market a generic version of Tagrisso. In December 2023, the Court dismissed the lawsuit against the Ministry of Health of the Russian Federation. In January 2024, AstraZeneca filed an appeal, and the appellate court affirmed the dismissal in March 2024. The lawsuit against Axelpharm remains pending.

In Russia, in November 2023, Axelpharm filed a compulsory licensing action against AstraZeneca in the Court related to a patent that covers Tagrisso. The compulsory licensing action remains pending.

Product liability litigation

Legal proceedings brought against AstraZeneca for which a provision has been taken

Nexium and Losec/Prilosec

US proceedings

AstraZeneca has been defending lawsuits brought in federal and state courts involving claims that plaintiffs have been diagnosed with various injuries following treatment with proton pump inhibitors (PPIs), including Nexium and Prilosec. Most of the lawsuits alleged kidney injury. In August 2017, the pending federal court cases were consolidated into a multidistrict litigation (MDL) proceeding in the US District Court for the District of New Jersey for pre-trial purposes. Cases alleging kidney injury were also filed in Delaware and New Jersey state courts.

In addition, AstraZeneca has been defending lawsuits involving allegations of gastric cancer following treatment with PPIs, including one such claim in the US District Court for the Middle District of Louisiana (Louisiana District Court).

In October 2023, AstraZeneca resolved all pending claims in the MDL, as well as all pending claims in Delaware and New Jersey state courts, for $425M, for which a provision has been taken. The only remaining case is the one pending in the Louisiana District Court, which is scheduled for trial in January 2025.

Canada proceedings

In Canada, in July and August 2017, AstraZeneca was served with three putative class action lawsuits. Two of the lawsuits have been dismissed, one in 2019 and one in 2021. The third lawsuit seeks authorisation to represent individual residents in Canada who allegedly suffered kidney injuries from the use of proton pump inhibitors, including Nexium and Losec.

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

Onglyza and Kombiglyze

US proceedings

In the US, AstraZeneca has been defending various lawsuits in both California state court and in a consolidated federal proceeding alleging heart failure, cardiac injuries, and/or death from treatment with Onglyza or Kombiglyze. In the California state court proceeding, the trial court granted summary judgment for AstraZeneca, which the California appellate court affirmed. The California Supreme Court has declined further review, and the California matter has concluded. The consolidated federal cases were dismissed in August 2022 by the US District Court for the Eastern District of Kentucky. That dismissal was affirmed by the US Court of Appeals for the Sixth Circuit in February 2024.

Vaxzevria

UK proceedings

AstraZeneca is defending lawsuits in the UK involving multiple claimants alleging injuries following vaccination with AstraZeneca's COVID-19 vaccine. Most of the lawsuits involve claims of thrombosis with thrombocytopenia syndrome. No trial dates have been scheduled.

Commercial litigation

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

340B Antitrust Litigation

US proceedings

In September 2021, AstraZeneca was served with a class-action antitrust complaint filed in the US District Court for the Western District of New York (District Court) by Mosaic Health alleging a conspiracy to restrict access to 340B discounts in the diabetes market through contract pharmacies. In September 2022, the District Court granted AstraZeneca's motion to dismiss the Complaint. In February 2024, the District Court denied Plaintiffs' request to file an amended complaint and entered an order closing the matter. In March 2024, Plaintiffs filed an appeal.

Definiens

Germany proceedings

In Germany, in July 2020, AstraZeneca received a notice of arbitration filed with the German Institution of Arbitration from the sellers of Definiens AG (the Sellers) regarding the 2014 Share Purchase Agreement (SPA) between AstraZeneca and the Sellers. The Sellers claim that they are owed approximately $140m in earn-outs under the SPA. In December 2023, after an arbitration hearing, the arbitration panel made a final award of $46.43m in favour of the Sellers. In March 2024, AstraZeneca filed an application with the Bavarian Supreme Court to set aside the arbitration award.

Legal proceedings brought by AstraZeneca considered to be contingent assets

PARP Inhibitor Royalty Dispute

UK proceedings

In October 2012, Tesaro, Inc. (now wholly owned by GlaxoSmithKline plc, (GSK)) entered into two worldwide, royalty-bearing patent license agreements with AstraZeneca related to GSK's product niraparib. In May 2021, AstraZeneca filed a lawsuit against GSK in the Commercial Court of England and Wales alleging that GSK had failed to pay all of the royalties due on niraparib sales under the license agreements. In April 2023, after trial, the trial court issued a decision in AstraZeneca's favour. In February 2024, Court of Appeal reversed. In March 2024, AstraZeneca filed a request for permission to appeal with the Supreme Court of the United Kingdom.

Government investigations/proceedings

Legal proceedings brought against AstraZeneca considered to be contingent liabilities

340B Qui Tam

US proceedings

In July 2023, AstraZeneca was served with an unsealed civil lawsuit brought by a qui tam relator on behalf of the United States, several states, and the District of Columbia in the US District Court for the Central District of California (District Court). The complaint alleges that AstraZeneca violated the US False Claims Act and state law analogues. In March 2024, the District Court granted AstraZeneca's motion to dismiss the First Amended Complaint without leave to amend. In April 2024, the relator filed an appeal.

Legal proceedings brought by AstraZeneca considered to be contingent assets

Inflation Reduction Act Litigation

US proceedings

In August 2023, AstraZeneca filed a lawsuit in the US District Court for the District of Delaware (District Court) against the US Department of Health and Human Services (HHS) challenging aspects of the drug price negotiation provisions of the Inflation Reduction Act and the implementing guidance and regulations. In March 2024, the District Court granted HHS' motions and dismissed AstraZeneca's lawsuit.

Arkansas 340B Litigation

US proceedings

In March 2024, AstraZeneca filed a lawsuit against the State of Arkansas alleging that the Arkansas's 340B statute is pre-empted by federal law and unconstitutional.

Other

Additional government inquiries

As is true for most, if not all, major prescription pharmaceutical companies, AstraZeneca is currently involved in multiple inquiries into drug marketing and pricing practices. In addition to the investigations described above, various law enforcement offices have, from time to time, requested information from the Group. There have been no material developments in those matters.

Note 7
Table 23: Q1 2024 - Product Sales year-on-year analysis[13]

	World			US		Emerging Markets			Europe			Established RoW
	$m	Act % chg	CER % chg	$m	% chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg	$m	Act % chg	CER % chg
Oncology	4,760	21	24	2,084	22	1,202	24	33	953	26	23	521	6	16
Tagrisso	1,595	12	15	623	20	488	10	17	302	18	15	182	(10)	(2)
Imfinzi	1,113	29	33	582	19	129	59	83	232	43	40	170	31	45
Calquence	718	35	35	494	29	39	n/m	n/m	153	42	39	32	44	47
Lynparza	705	8	11	288	7	167	23	33	191	7	5	59	(13)	(6)
Enhertu	122	n/m	n/m	-	-	83	n/m	n/m	26	n/m	n/m	13	n/m	n/m
Zoladex	276	22	28	3	9	214	28	35	35	9	6	24	(1)	7
Imjudo	62	67	70	39	22	4	n/m	n/m	8	n/m	n/m	11	n/m	n/m
Truqap	50	n/m	n/m	50	n/m	-	-	-	-	-	-	-	-	-
Orpathys	12	48	53	-	-	12	48	53	-	-	-	-	-	-
Others	107	(24)	(19)	5	(10)	66	(24)	(20)	6	(52)	(53)	30	(16)	(7)
BioPharmaceuticals: CVRM	3,012	19	22	748	20	1,365	17	24	716	29	26	183	(2)	7
Farxiga	1,845	42	45	473	60	711	43	50	553	41	37	108	(4)	5
Brilinta	323	(3)	(1)	163	(9)	88	9	21	67	(1)	(3)	5	(17)	(14)
Crestor	297	(3)	2	10	(32)	241	-	4	12	(26)	(27)	34	2	11
Seloken/Toprol-XL	165	(8)	(2)	-	(96)	161	(7)	(2)	3	(23)	(23)	1	(39)	(36)
Lokelma	114	16	19	52	(7)	21	83	90	18	60	56	23	16	29
roxadustat	75	24	28	-	-	75	24	28	-	-	-	-	-	-
Andexxa	47	5	6	20	(3)	1	n/m	n/m	18	24	21	8	(14)	(4)
Wainua	5	n/m	n/m	5	n/m	-	-	-	-	-	-	-	-	-
Others	141	(33)	(31)	25	(55)	67	(32)	(27)	45	(11)	(12)	4	3	5
BioPharmaceuticals: R&I	1,804	14	16	737	19	588	10	16	330	13	11	149	6	11
Symbicort	769	12	14	299	28	253	11	18	142	(3)	(6)	75	(5)	(3)
Fasenra	358	6	6	210	4	22	53	61	93	6	4	33	(6)	-
Pulmicort	224	2	5	5	(52)	191	5	9	20	-	(3)	8	(7)	(4)
Breztri	219	52	54	105	30	70	83	91	30	97	93	14	43	53
Tezspire	43	n/m	n/m	-	-	2	n/m	n/m	27	n/m	n/m	14	n/m	n/m
Saphnelo	91	94	95	83	89	1	n/m	n/m	4	n/m	n/m	3	80	99
Airsupra	7	n/m	n/m	7	n/m	-	-	-	-	-	-	-	-	-
Others	93	(30)	(29)	28	(41)	49	(30)	(27)	14	3	1	2	(17)	(15)
BioPharmaceuticals: V&I	212	(40)	(40)	27	n/m	90	(13)	(12)	74	(27)	(26)	21	(87)	(86)
Synagis	171	(13)	(13)	(1)	76	90	16	18	61	(25)	(27)	21	(46)	(43)
Beyfortus	26	n/m	n/m	26	n/m	-	-	-	-	-	-	-	-	-
FluMist	7	n/m	n/m	2	n/m	-	59	59	5	n/m	n/m	-	n/m	n/m
COVID-19 mAbs	2	(99)	(99)	-	-	-	n/m	n/m	2	(53)	(56)	-	n/m	n/m
Others	6	(79)	(80)	-	-	-	n/m	n/m	6	(42)	(43)	-	-	-
Rare Disease	2,096	12	16	1,207	10	251	45	73	401	4	1	237	12	21
Ultomiris	859	32	34	482	27	32	n/m	n/m	202	27	24	143	46	61
Soliris	739	(11)	(8)	411	(8)	125	9	37	142	(22)	(24)	61	(30)	(28)
Strensiq	313	20	21	246	20	21	44	67	24	15	12	22	4	14
Koselugo	132	68	82	46	13	59	n/m	n/m	18	72	69	9	n/m	n/m
Kanuma	53	30	35	22	13	14	n/m	n/m	15	19	18	2	(3)	2
Other medicines	293	(6)	1	24	(33)	206	-	11	29	31	30	34	(31)	(25)
Nexium	240	(2)	7	22	(27)	172	10	23	13	13	11	33	(30)	(24)
Others	53	(23)	(21)	2	(63)	34	(31)	(29)	16	52	52	1	(53)	(49)
Total Product Sales	12,177	15	18	4,827	19	3,702	18	26	2,503	18	16	1,145	(7)	1

Table 24: Alliance Revenue

	Q1 2024	Q1 2023
	$m	$m
Enhertu	339	220
Tezspire	77	43
Beyfortus	20	-
Other Alliance Revenue	21	23
Total	457	286

Table 25: Collaboration Revenue

	Q1 2024	Q1 2023
	$m	$m
Farxiga: sales milestones	45	24
Other Collaboration Revenue	-	3
Total	45	27

Table 26: Other operating income and expense

	Q1 2024	Q1 2023
	$m	$m
brazikumab licence termination funding	-	38
Divestment of US rights to Pulmicort Flexhaler	-	241
Other	67	100
Total	67	379

Other shareholder information

Financial calendar

Announcement of H1 and Q2 2024 results:                                25 July 2024
Announcement of 9M and Q3 2024 results:                               12 November 2024

Dividends are normally paid as follows:
First interim:      announced with the half year results and paid in September
Second interim: announced with full year results and paid in March

Contacts

For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Addresses for correspondence

Registered office	Registrar and transfer office	Swedish Central Securities Depository	US depositary Deutsche Bank Trust Company Americas
1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA	Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA	Euroclear Sweden AB PO Box 191 SE-101 23 Stockholm	American Stock Transfer 6201 15th Avenue Brooklyn NY 11219
United Kingdom	United Kingdom	Sweden	United States

+44 (0) 20 3749 5000	0800 389 1580	+46 (0) 8 402 9000	+1 (888) 697 8018
	+44 (0) 121 415 7033		+1 (718) 921 8137
db@astfinancial.com

Trademarks

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. Medical publications also appear throughout the document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca that appear in this document include: FasT CAR owned by Gracell Biotechnology, Co., Ltd.; Plendil owned by AstraZeneca or Glenwood GmbH (depending on geography); Beyfortus, a trademark of Sanofi Pasteur Inc.; Enhertu, a trademark of Daiichi Sankyo; Seloken, owned by AstraZeneca or Taiyo Pharma Co., Ltd (depending on geography); Synagis, owned by AstraZeneca or Sobi aka Swedish Orphan Biovitrum AB (publ). (depending on geography); and Tezspire, a trademark of Amgen, Inc.

Information on or accessible through AstraZeneca's websites, including astrazeneca.com, does not form part of and is not incorporated into this announcement.

AstraZeneca

AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Disease, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Cautionary statements regarding forward-looking statements

In order, among other things, to utilise the 'safe harbour' provisions of the US Private Securities Litigation Reform Act of 1995, AstraZeneca (hereafter 'the Group') provides the following cautionary statement:

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group's control, include, among other things:

‒    the risk of failure or delay in delivery of pipeline or launch of new medicines
‒    the risk of failure to meet regulatory or ethical requirements for medicine development or approval
‒    the risk of failures or delays in the quality or execution of the Group's commercial strategies
‒    the risk of pricing, affordability, access and competitive pressures
‒    the risk of failure to maintain supply of compliant, quality medicines
‒    the risk of illegal trade in the Group's medicines
‒    the impact of reliance on third-party goods and services
‒    the risk of failure in information technology or cybersecurity
‒    the risk of failure of critical processes
‒    the risk of failure to collect and manage data in line with legal and regulatory requirements and strategic objectives
‒    the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce
‒    the risk of failure to meet regulatory or ethical expectations on environmental impact, including climate change
‒    the risk of the safety and efficacy of marketed medicines being questioned
‒    the risk of adverse outcome of litigation and/or governmental investigations
‒    intellectual property-related risks to the Group's products
‒    the risk of failure to achieve strategic plans or meet targets or expectations
‒    the risk of failure in financial control or the occurrence of fraud
‒    the risk of unexpected deterioration in the Group's financial position
‒    the impact that global and/or geopolitical events may have or continue to have on these risks, on the Group's ability to continue to mitigate these risks, and on the Group's operations, financial results or financial condition

There can be no guarantees that the conditions to the closing of the proposed transaction with Fusion will be satisfied on the expected timetable or at all or that "FPI-2265" (Ac225-PSMA I&T) or any combination product will receive the necessary regulatory approvals or prove to be commercially successful if approved. There can be no guarantees that the conditions to the closing of the proposed transaction with Amolyt Pharma will be satisfied on the expected timetable or at all or that eneboparatide ("AZP-3601") will receive the necessary regulatory approvals or prove to be commercially successful if approved.

Glossary

1L, 2L, etc                   First line, second line, etc
ADC                             Antibody drug conjugate
aHUS                           Atypical haemolytic uraemic syndrome
AKT                              Protein kinase B
AL amyloidosis          Light chain amyloidosis
ANDA                          Abbreviated New Drug Application (US)
ASO                             Antisense oligonucleotide
ATTR-CM                    Transthyretin-mediated amyloid cardiomyopathy
ATTRv / -PN / -CM     Hereditary transthyretin-mediated amyloid / polyneuropathy / cardiomyopathy
BCMA                          B-cell maturation antigen
BRCA / m                    Breast cancer gene / mutation
BTC                              Biliary tract cancer
BTK                              Bruton tyrosine kinase
C5                                Complement component 5
CAR-T                          Chimeric antigen receptor T-cell
cCRT                            Concurrent chemoradiotherapy
CD19                           A gene expressed in B-cells
CER                             Constant exchange rates
CHMP                          Committee for Medicinal Products for Human Use (EU)
CI                                  Confidence interval
CKD                             Chronic kidney disease
CLL                              Chronic lymphocytic leukaemia
COPD                          Chronic obstructive pulmonary disease
COP28                        28th annual United Nations (UN) climate meeting
CRC                             Colorectal cancer
CRL                              Compete Response Letter
CRPC                          Castration-resistant prostate cancer
CSPC                          Castration-sensitive prostate cancer
CTLA-4                        Cytotoxic T-lymphocyte-associated antigen 4
CVRM                          Cardiovascular, Renal and Metabolism
DDR                             DNA damage response
DNA                             Deoxyribonucleic acid
EBITDA                       Earnings before interest, tax, depreciation and amortisation
EGFR / m                    Epidermal growth factor receptor / mutation
EGPA                           Eosinophilic granulomatosis with polyangiitis
EPS                              Earnings per share
ERBB2                         v-erb-b2 avian erythroblastic leukaemia viral oncogene homologue 2
EVH                             Extravascular haemolysis
FDA                              Food and Drug Agency (US)
FDC                             Fixed dose combination
g                                   Germline, e.g. gBRCAm
GAAP                           Generally Accepted Accounting Principles
GEJ                              Gastro oesophageal junction
GI                                  Gastrointestinal
GLP1 / -RA                  Glucagon-like peptide-1 / receptor agonist
gMG                             Generalised myasthenia gravis
HCC                             Hepatocellular carcinoma
HER2 / +/- / low / m   Human epidermal growth factor receptor 2 / positive / negative / low level expression / mutant
HF/ pEF / rEF              Heart failure / with preserved ejection fraction / with reduced ejection fraction
hMPV                           Human metapneumovirus
HR / + / -                      Hormone receptor / positive / negative
HRD                             Homologous recombination deficiency
HRRm                          Homologous recombination repair gene mutation
i.m.                               Intramuscular injection
i.v.                                 Intravenous injection
IAS / B                          International Accounting Standards / Board
ICS                               Inhaled corticosteroid
IFRS                             International Financial Reporting Standards
IgAN                             Immunoglobulin A neuropathy
IHC                               Immunohistochemistry
IL-5, IL-33, etc            Interleukin-5, Interleukin-33, etc
IP                                  Intellectual Property
IVIg                               Intravenous immune globulin
LABA                           Long-acting beta-agonist
LAMA                           Long-acting muscarinic-agonist
LS-SCLC                    Limited stage small cell lung cancer
LRTD                           Lower respiratory tract disease
m                                  Metastatic, e.g. mBTC , mCRPC, mCSPC
mAb                             Monoclonal antibody
MDL                             Multidistrict litigation
MET                             Mesenchymal epithelial transition
NF1-PN                       Neurofibromatosis type 1 with plexiform neurofibromas
n/m                               Not meaningful
NMOSD                       Neuromyelitis optica spectrum disorder
NRDL                           National reimbursement drug list
NSCLC                        Non-small cell lung cancer
OECD                          Organisation for Economic Co-operation and Development
OOI                               Other operating income
ORR                             Overall response rate
OS                                Overall survival
PARP / i / -1sel           Poly ADP ribose polymerase / inhibitor /-1 selective
pCR                              Pathologic complete response
PCSK9                        Proprotein convertase subtilisin/kexin type 9
PD                                Progressive disease
PD-1                            Programmed cell death protein 1
PD-L1                          Programmed cell death ligand 1
PDUFA                        Prescription Drug User Fee Act
PHSSR                        Partnership for Health System Sustainability and Resilience
PFS                              Progression free survival
PIK3CA                       Phosphatidylinositol-4,5-bisphosphate 3-kinase, catalytic subunit alpha
PMDI                            Pressure metered dose inhaler
PNH / -EVH                Paroxysmal nocturnal haemoglobinuria / with extravascular haemolysis
PPI                               Proton pump inhibitors
PSR                              Platinum sensitive relapse
PTEN                           Phosphatase and tensin homologue
Q3W, Q4W, etc          Every three weeks, every four weeks, etc
R&D                             Research and development
R&I                               Respiratory & Immunology
RSV                              Respiratory syncytial virus
sBLA                            Supplemental biologics license application (US)
SCLC                           Small cell lung cancer
s.c.                                Subcutaneous injection
SEA                              Severe eosinophilic asthma
SEC                             Securities Exchange Commission (US)
SG&A                           Sales, general and administration
SGLT2                         Sodium-glucose cotransporter 2
SLL                              Small lymphocytic lymphoma
SMI                               Sustainable Markets Initiative
SPA                              Share Purchase Agreement
T2D                              Type-2 diabetes
TACE                           Transarterial chemoembolization
THP                              A treatment regimen: docetaxel, trastuzumab and pertuzumab
TNBC                           Triple negative breast cancer
TNF                              Tumour necrosis factor
TOP1                           Topoisomerase I
TROP2                         Trophoblast cell surface antigen 2
USPTO                        US Patent and Trademark Office
V&I                               Vaccines & Immune Therapies
VBP                              Volume-based procurement
VLP                              Virus like particle

- End of document -

[1] Constant exchange rates. The differences between Actual Change and CER Change are due to foreign exchange movements between periods in 2024 vs. 2023. CER financial measures are not accounted for according to generally accepted accounting principles (GAAP) because they remove the effects of currency movements from Reported results.

[2] Core financial measures are adjusted to exclude certain items. The differences between Reported and Core measures are primarily due to costs relating to the amortisation of intangibles, impairments, legal settlements and restructuring charges. A full reconciliation between Reported EPS and Core EPS is provided in Table 11 in the Financial performance section of this document.

[3] The calculation of Reported and Core Product Sales Gross Margin excludes the impact of Alliance Revenue and Collaboration Revenue.

[4] In Table 2, the plus and minus symbols denote the directional impact of the item being discussed, e.g. a '+' symbol next to a comment related to the R&D expense indicates that the item resulted in an increase in the R&D spend relative to the prior year.

[5] Income from disposals of assets and businesses, where the Group does not retain a significant ongoing economic interest, continue to be recorded in Other operating income and expense in the Company's financial statements.

[6] The presentation of Table 4 has been updated to show Total Revenue by medicine, by including Alliance Revenue and Collaboration Revenue within each revenue figure. Previously, this table showed Product Sales for each medicine and therapy area, and the Company's total Alliance Revenue and Collaboration Revenue were shown as separate lines at the bottom of the table.

[7] The presentation of this table has been updated by removing the "Acquisition of Alexion" column due to immateriality of items in this category

[8] Based on best prevailing assumptions around currency profiles.

[9] Based on average daily spot rates 1 Jan 2023 to 31 Dec 2023.

[10] Based on average daily spot rates 1 Jan 2024 to 31 Mar 2024.

[11] Based on average daily spot rates 1 Mar 2024 to 31 Mar 2024.

[12] Other currencies include AUD, BRL, CAD, KRW and RUB.

[13] The table provides an analysis of year-on-year Product Sales, with Actual and CER growth rates reflecting year-on-year growth. Due to rounding, the sum of a number of dollar values and percentages may not agree to totals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:25 April 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary